UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2025
Commission File Number: 001-42186

Harrison Global Holdings Inc.
(f/k/a Bloomz Inc.)
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Harrison Global Holdings Inc. Announces 1-for-10 Reverse Stock Split
Grand Cayman, Cayman Islands  November 18, 2025.
Harrison Global Holdings Inc. (Nasdaq: BLMZ) (the Company) today announced that its Board of Directors and requisite majority shareholders have approved a 1-for-10 reverse stock split of the Company issued and outstanding ordinary shares. The reverse stock split is expected to become effective as of the opening of the market on November 21, 2025.
Upon the reverse split becoming effective:
Every 10 issued and outstanding ordinary shares will automatically be combined into 1 ordinary share.
The Company ordinary shares will continue to trade on Nasdaq under the symbol BLMZ.
The Company new CUSIP number will be G1180K124.
Par value remains unchanged.
No fractional shares will be issued; any fractional interest resulting from the split will be rounded up to the nearest whole share at the beneficial holder level.

The reverse stock split does not affect the number of authorized shares or the rights of shareholders other than the adjustment of issued shares. Shareholders holding shares in book-entry form will have their positions automatically updated. Beneficial holders with shares held in brokerage accounts will have their positions adjusted by their brokers or custodians.
The Company transfer agent, Transhare Corporation (Attn: Kimberly Whiteside, kwhiteside@transhare.com), will continue to act as the FAST/DRS agent for the Company ordinary shares.
As previously submitted to DTC, the reverse stock split and new CUSIP assignment have been duly authorized in accordance with the Companies Act
 (As Revised) of the Cayman Islands and the Company Articles of Association.
The reverse split will become market-effective and after which Nasdaq will publish the related corporate action notice.

This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those described due to changes in market conditions or other factors affecting the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrison Global Holdings Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: November 18, 2025